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UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

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FORM 6-K

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Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16

under the Securities Exchange Act of 1934

For the month of June 2015

Commission File Number: 001-15102

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Embraer S.A.

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Av. Brigadeiro Faria Lima, 2170

12227-901 São José dos Campos, São Paulo, Brazil

(Address of principal executive offices)

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Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F ☒ Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

SkyWest, Inc. Confirms Order for Eight E175s Additional Aircraft to fly for Alaska Airlines

Paris, France, June 15, 2015 – Embraer S.A. and SkyWest, Inc. (SkyWest) have announced today at the 51st International Paris Air Show, a firm order for eight E175 jets. The aircraft will be flown by SkyWest Airlines under a Capacity Purchase Agreement (CPA) with Alaska Airlines. The value of the contract, which will be included in Embraer’s 2015 second-quarter backlog, is estimated at USD 355 million based on 2015 list prices.

This is the second agreement between SkyWest and Alaska Airlines involving the E175. In November of last year, the two companies signed a CPA for seven aircraft of the same model. The first airplane in Alaska Airlines livery enters service next month.

“We welcome this latest order confirmation from our longstanding customer,” said Paulo Cesar Silva, President & CEO, Embraer Commercial Aviation. “For almost thirty years, SkyWest has operated Embraer aircraft and their performance and reliability has helped build the carrier’s sterling reputation. I know that SkyWest and Alaska Airlines will appreciate the E175 for its excellent economics, as will their customers for the spaciousness of the cabin.”

These eight new aircraft are part of SkyWest’s previous order for 100 (40 firm and 60 reconfirmable) E175 current generation E-Jets – with an additional 100 options – placed in May 2013.  This reconfirmation brings the total number of firm orders to 55 aircraft. The E175s for Alaska Airlines will be configured with 76 seats and include 12 First Class seats.  Delivery for the additional eight E-Jets is scheduled for 2016.

“We are pleased to secure additional Embraer aircraft to fly in partnership with Alaska Airlines,” said SkyWest, Inc. President Chip Childs. “We appreciate our long-standing relationship with Embraer and continue to be impressed with the E175 product.”

SkyWest is the largest regional airline group in the world and is the parent company of SkyWest Airlines and ExpressJet Airlines. Both companies have long histories with Embraer and were early customers for the Embraer EMB 120 Brasilia turboprop aircraft. In a separate deal with Embraer announced in June of 2013, SkyWest became the launch customer for the E175-E2, ordering 100 aircraft with 100 additional options.  Deliveries begin in 2020.

About SkyWest, Inc.

SkyWest, Inc. was named on Forbes ‘America’s Best Employers 2015’ list and was Air Transport World’s Regional Airline of the Year in 2014. SkyWest, Inc. is the holding company for two scheduled passenger airline operations and an aircraft leasing company and is headquartered in St. George, Utah. SkyWest’s airline companies provide commercial air service in cities across the United States, Canada, Mexico and the Caribbean with more than 3,500 flights and a fleet of 661 aircraft. SkyWest Airlines operates through partnerships with United Airlines, Delta Air Lines, US Airways, American Airlines and Alaska Airlines. ExpressJet Airlines operates through partnerships with United Airlines, Delta Air Lines and American Airlines. SkyWest is headquartered in St. George, Utah, and continues to set the standard for excellence in the regional industry with unmatched value for customers, shareholders and its nearly 20,000 employees.

PRESS OFFICES

Headquarters (Brazil)	North America	Europe, Middle East and Africa	China	Asia Pacific
Saulo Passos saulo.passos@embraer.com.br Cell: +55 11 94254 4017 Tel.: +55 12 3927 1311 Fax: +55 12 3927 2411	Alyssa Ten Eyck aeyck@embraer.com Cell: +1 954 383 0460 Tel.: +1 954 359 3847 Fax: +1 954 359 3701	Hervé Tilloy herve.tilloy@embraer.fr Cell: +33 6 0864 3545 Tel.: +33 1 4938 4530 Fax: +33 1 4938 4456	Mirage Zhong mirage.zhong@bjs.embraer.com Cell: +86 185 1378 5180 Tel.: +86 10 6598 9988 Fax: +86 10 6598 9986	Nilma Missir-Boissac nilma.boissac@sin.embraer.com Cell: +65 9012 8428 Tel.: +65 6305 9955 Fax: +65 6734 3908

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Note to Editors

Embraer S.A. (NYSE: ERJ; BM&FBOVESPA: EMBR3) is the world’s largest manufacturer of commercial jets up to 130 seats, and one of Brazil’s leading exporters. Embraer’s headquarters are located in São José dos Campos, São Paulo, and it has offices, industrial operations and customer service facilities in Brazil, China, France, Portugal, Singapore, and the U.S. Founded in 1969, the Company designs, develops, manufactures and sells aircraft and systems for the commercial aviation, executive aviation, and defense and security segments. It also provides after sales support and services to customers worldwide. For more information, please visit www.embraer.com.br.

This document may contain projections, statements and estimates regarding circumstances or events yet to take place. These projections and estimates are based largely on current expectations, forecasts of future events and financial trends that affect Embraer’s businesses. Those estimates are subject to risks, uncertainties and suppositions that relate to, among others: general economic, political and trade conditions in Brazil and in those markets where Embraer does business; expectations of industry trends; the Company’s investment plans; its capacity to develop and deliver products on the dates previously agreed upon, and existing and future governmental regulations. The words “believe”, “may”, “is able”, “will be able”, “intend”, “continue”, “anticipate”, “expect” and other similar terms are intended to identify potentialities. Embraer does not undertake to publish updates nor to revise any estimates due to new information, future events or any other facts. In view of the inherent risks and uncertainties, such estimates, events and circumstances may not take place. The actual results may therefore differ substantially from those previously published as Embraer expectations.

PRESS OFFICES

Headquarters (Brazil)	North America	Europe, Middle East and Africa	China	Asia Pacific
Saulo Passos saulo.passos@embraer.com.br Cell: +55 11 94254 4017 Tel.: +55 12 3927 1311 Fax: +55 12 3927 2411	Alyssa Ten Eyck aeyck@embraer.com Cell: +1 954 383 0460 Tel.: +1 954 359 3847 Fax: +1 954 359 3701	Hervé Tilloy herve.tilloy@embraer.fr Cell: +33 6 0864 3545 Tel.: +33 1 4938 4530 Fax: +33 1 4938 4456	Mirage Zhong mirage.zhong@bjs.embraer.com Cell: +86 185 1378 5180 Tel.: +86 10 6598 9988 Fax: +86 10 6598 9986	Nilma Missir-Boissac nilma.boissac@sin.embraer.com Cell: +65 9012 8428 Tel.: +65 6305 9955 Fax: +65 6734 3908

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: June 15, 2015

Embraer S.A.

By:	/s/ José Antonio de Almeida Filippo
	Name:	José Antonio de Almeida Filippo
	Title:	Executive Vice-President and Chief Financial and Investor Relations Officer